Rule 424(b)(3) under Securities Act of 1933
File No. 333-137802

Supplement Dated February 19, 2010 to the Prospectus Dated May 1, 2009

For

Phoenix Guaranteed Income Edge

Issued by PHL Variable Insurance Company

Supplement to the prospectus dated May 1, 2009 as supplemented on August 18, 2009, December 21, 2009 and January 19, 2010.

Appendix	A is hereby deleted and replaced with the following Appendix A

Appendix A

PHL Variable Insurance Company Ratings

	Rating Financial Strength	Interpretation
A.M. Best	B+[1]	“Good”
S&P	BB-2	“Marginal”
Moody’s	Ba1[3]	“Questionable”
Fitch*	BBB[4]	“Good”

1 The Best’s Financial Strength Rating scale is comprised of 16 individual ratings grouped into 10 categories, consisting of three Secure categories of “Superior,” “Excellent” and “Good” and seven Vulnerable categories of “Fair,” “Marginal,” “Weak,” “Poor,” “Under Regulatory Supervision,” “In Liquidation” and “Rating Suspended.” We are rated in the “Good” category of “Secure”. We are ranked in the sixth (6th) of sixteen (16) rating levels.

Secure

A++ and A+ (Superior)

Assigned to companies that have a superior ability to meet their ongoing obligations to policyholders.

A and A- (Excellent)

Assigned to companies that have an excellent ability to meet their ongoing obligations to policyholders.

B++ and B+ (Good)

Assigned to companies that have a good ability to meet their ongoing obligations to policyholders.

2 A Standard & Poor’s Insurer Financial Strength Rating is a current opinion of the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. We are rated “Marginal”. We are ranked in the thirteenth (13th) of twenty-one (21) ratings levels.

Long-Term Insurer Financial Strength Ratings

An insurer rated ‘BBB’ or higher is regarded as having financial security characteristics that outweigh any vulnerabilities, and is highly likely to have the ability to meet financial commitments.

AAA

An insurer rated ‘AAA’ has extremely strong financial security characteristics. ‘AAA’ is the highest Insurer Financial Strength Rating assigned by Standard & Poor’s.

AA

An insurer rated ‘AA’ has very strong financial security characteristics, differing only slightly from those rated higher.

A

An insurer rated ‘A’ has strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.

BBB

An insurer rated “BBB” has good financial security characteristics, but is more likely to be affected by adverse business conditions than higher rated insurers.

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BB

An insurer rated BB has marginal financial security characteristics. Positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.

Plus (+) or minus (-)

These signs following ratings from ‘AA’ to ‘CCC’ show relative standing within the major rating categories.

3 Moody’s rating symbols for Insurance Financial Strength Ratings are identical to those used to indicate the credit quality of long-term obligations. These rating gradations provide investors with a system for measuring an insurance company’s ability to meet its senior policyholder claims and obligations. We are rated “Questionable”. We are ranked in the eleventh (11th) of twenty-one (21) ratings level.

Aaa

Insurance companies rated Aaa offer exceptional financial security. While the credit profile of these companies is likely to change, such changes as can be visualized are most unlikely to impair their fundamentally strong position.

Aa

Insurance companies rated Aa offer excellent financial security. Together with the Aaa group, they constitute what are generally known as high-grade companies. They are rated lower than Aaa companies because long-term risks appear somewhat larger.

A

Insurance companies rated A offer good financial security. However, elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa

Insurance companies rated Baa offer adequate financial security. However, certain protective elements may be lacking or may be characteristically unreliable over any great length of time.

Note:

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. Numeric modifiers are used to refer to the ranking within a group with 1 being the highest and 3 being the lowest. However, the financial strength of companies within a generic rating symbol (Aa, or example) is broadly the same.

*PHL Variable and its affiliates no longer provide Fitch with non-public information used in ratings. Accordingly, we did not participate in the rating process other than through the medium of public disclosure about the PHL Variable and its affiliates.

4 The Fitch Rating (IFS) provides an assessment of the financial strength of an insurance organization. The Fitch Rating is assigned to the insurance company’s policyholder obligations, including assumed reinsurance obligations and contract holder obligations, such as guaranteed investment contracts. We are rated as “Good”. We are ranked in the seventh (7th) of twenty-four (24) ratings level.

AAA

Exceptionally strong. ‘AAA’ IFS ratings denote the lowest expectation of ceased or interrupted payments. They are assigned only in the case of exceptionally strong capacity to meet policyholder and contract obligations on a timely basis. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA

Very strong. ‘AA’ IFS ratings denote a very low expectation of ceased or interrupted payments. They indicate very strong capacity to meet policyholder and contract obligations on a timely basis. This capacity is not significantly vulnerable to foreseeable events.

A

Strong. ‘A’ IFS ratings denote a low expectation of ceased or interrupted payments. They indicate strong capacity to meet policyholder and contract obligations on a timely basis. This capacity may, nonetheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB

Good. ‘BBB’ IFS ratings indicate that there is currently a low expectation of ceased or interrupted payments. The capacity to meet policyholder and contract obligations on a timely basis is considered adequate, but adverse changes in circumstances and economic conditions are more likely to impact this capacity.

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Notes

“+” or “–” may be appended to a rating to indicate the relative position of a credit within the rating category. Such suffixes are not added to ratings in the “AAA” category or to ratings below the ‘CCC’ category.

Dated: February 19, 2010	Please keep this supplement for future reference

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